United States securities and exchange commission logo





                             September 8, 2021

       Bret T. Jardine
       Executive Vice President, General Counsel
       First Advantage Corporation
       1 Concourse Parkway NE, Suite 200
       Atlanta, Georgia 30328

                                                        Re: First Advantage
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
1, 2021
                                                            CIK No. 0001210677

       Dear Mr. Jardine:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Hui Lin